Exhibit 4

Close Period buy-back programme

Transaction in own shares

WPP plc (“WPP” or the “Company”) announces that on 13 July 2016 it purchased for treasury 50,000 of its ordinary shares at an average price of 1686.9999 pence per ordinary share. Details of the relevant repurchase transactions are set out below:

Description of shares:	WPP plc ordinary shares of 10 pence each

Number of shares repurchased:	50,000

Date of transaction:	13 July 2016

Time of transaction:	08:30-16:35

Price (pence):	1686.9999

Trading venue:	London Stock Exchange

Broker:	Merrill Lynch International

Following the above purchase, WPP holds 44,827,624 ordinary shares as treasury shares. The total number of WPP shares in issue is 1,285,205,103 (excluding shares to be held in treasury).

All transactions under this programme will be published on the Company’s website (www.wpp.com) on a daily basis.

Enquiries:

Marie Capes, Company Secretary	020 7408 2204